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                               July 6, 2022

       Patrick Orlando
       Chief Executive Officer
       Benessere Capital Acquisition Corp.
       78 SW 7th Street, Unit 800
       Miami, FL 33130

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A filed June 27, 2022
                                                            Response Dated July
5, 2022
                                                            File No. 001-39836

       Dear Mr. Orlando:

               We have reviewed your July 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 1, 2022 letter.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

       General

   1. We note your response letter dated July 5, 2022 and the list of foreign investors in your sponsor. It appears
that two of the individuals from the list are identified as your special advisors in your Form
10-K and the Form S-1 that went effective on January 4, 2021.
                                                        Please expand your
proposed revised disclosure in the proxy statement to clarify, if true, that each of your
special advisors holds membership interests in your sponsor. Please also further clarify
conflicts of interest. For example, similar to potential conflicts disclosed in the S-1 with respect to
officers and directors, it appears conflicts may arise in determining whether a business
combination target is appropriate given the special advisors    personal
                                                        and financial
interests, including their interests in founder shares that were acquired by the
 Patrick Orlando
Benessere Capital Acquisition Corp.
July 6, 2022
Page 2
      sponsor for approximately $0.009 per share and would be worthless if you do not complete an initial business combination.
       Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                         Sincerely,
FirstName LastNamePatrick Orlando
                                                         Division of
Corporation Finance
Comapany NameBenessere Capital Acquisition Corp.
                                                         Office of Real Estate
& Construction
July 6, 2022 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName